Exhibit 8.1

Subsidiaries of Codere Online Luxembourg, S.A.

I, Aviv Sher, Chief Executive Officer, certify that:

Name of Subsidiary	Jurisdiction of Organization
Asociación en Participación(1)	Mexico(2)
Codere Online Mexico S.A de C.V.	Mexico
Codere Israel Marketing Support Services Limited	Israel
Codere Online Argentina S.A.	Argentina
Codere Online Argentina, S.A. Unión Transitoria	Argentina
Codere Online Colombia S.A.S.	Colombia
Operating Management Services Panama, S.A.(2)	Panama
Codere Online U.S. Corp.	United States
Codere Online, S.A.U.	Spain
Servicios de Juego Online S.A.U.	Spain

(1)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group.
(2)	Formerly Codere Online Panama, S.A.